Mr. Daniel L. Gordon
April 6, 2011

Boston Financial Tax Credit Fund VIII, A Limited Partnership

April 6, 2011

VIA EDGAR

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boston Financial Tax Credit Fund VIII, A Limited Partnership

Form 10-K for the year ended 3/31/2010

Filed on 6/30/2010

File No. 000-26522

Dear Mr. Gordon:

This letter is submitted by Boston Financial Tax Credit Fund VIII, A Limited Partnership (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended March 31, 2010 (File No. 000-26522) (the “Form 10-K”).  For your convenience, the Staff’s comments are reproduced below before the Company’s answers.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1.
It appears that you have already included some of the information required by Parts I and III here and incorporated them by reference from your prospectus.  If you continue to incorporate your prospectus, please disclose the file number and date filed and file all relevant pages that you have incorporated as an exhibit.  Please refer to Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

Response:  If we continue to incorporate information from our prospectus, we will clearly identify the document by disclosing the file number and date filed, and we will file all relevant pages that we have incorporated as an exhibit.

Item 9A – Controls and Procedures

2.
It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2010.  Please clarify and amend your filing to include the disclosures outlined within Rule 308T(a) of Regulation S-K.

Response:  The Company’s management did perform its evaluation and assessment of the Company’s internal control over financial reporting as of March 31, 2010 and did issue its report on the effectiveness of the Company’s internal controls over financial reporting.  The Form 10-K contained a scrivener’s error whereby management’s report on internal control over financial reporting was omitted.  We will file an amendment to Form 10-K to correct this error, which amendment will contain the following additional disclosure:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management conducted an assessment of the effectiveness of our internal control over financial reporting.  This assessment was based upon the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Fund’s internal control over financial reporting involves a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes the controls themselves, as well as monitoring of the controls and internal auditing practices and actions to correct deficiencies identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the Fund’s internal control over financial reporting as of March 31, 2010.  Based on this assessment, management concluded that, as of March 31, 2010, the Fund’s internal control over financial reporting was effective.”

3.
Further to our comment, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report.  In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, if management concludes that the disclosure controls and procedures were effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Alternatively, please include within your amendment a revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response: As noted in our response to Question 2 above, management did perform and complete its report on internal controls over financial reporting, and the failure to include the same in the Form 10-K was a scrivener’s error.

Notwithstanding the error, management believes that its disclosure controls and procedures are effective for the reasons set forth in more detail below.  Under Rule 13a-15(e) under the Securities Act of 1934, as amended, “the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

As disclosed in the Form 10-K, the principal executive officer and principal financial officer of the Company evaluated the Company’s disclosure controls and procedures and found them to be effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Certifying Officers, as appropriate to allow timely decisions regarding required disclosure.  Since management did perform its evaluation of, and did complete its report on, the company’s internal control over financial reporting, the failure to include management’s report on internal control over financial reporting in the Form 10-K was an error solely with respect to the reporting, and not with respect to recording, processing or summarizing the information required to be disclosed by us.

In connection with this comment letter response, management has re-evaluated whether its disclosure controls and procedures with respect to reporting are effective.  With respect to its reporting process, the Company maintains the following disclosure controls and procedures:

•
All of the Company’s periodic reports are prepared by a member of our portfolio accounting team.  The section of “Item 7, Management’s Discussion and Analysis of Financial Conditions and Results of Operations” entitled “Property Discussions” is prepared by a member of the fund management team, since this team is responsible for understanding the issues surrounding the Local Limited Partnerships.  Boston Financial internal counsel prepares “Item 3, Legal Proceedings”.

•
After initial preparation, all of the Company’s periodic reports are then reviewed by a senior member of the portfolio accounting team.  Portions of the periodic reports are also reviewed by Boston Financial’s internal legal counsel.

•
Following the initial draft and review, all reviewers have a meeting to confirm the accuracy of the disclosures and ensure that all issues and disclosures were treated consistently among the Company and the other reporting funds that are managed by our managing general partner.

•
The periodic reports are then provided to the principal executive officer and principal financial officer of the managing general partner, and any outstanding issues or questions are discussed with members of our portfolio accounting team.

•
All periodic reports are proofread by a third member of the portfolio accounting team and EDGARized by another member of the team.  Prior to filing with the Commission, the EDGAR copies of the periodic reports are proofread in comparison to the original reports.

•
The Company’s independent accountants annually audit the Company’s financial statements included in the 10-K report and issue a “Report of Independent Registered Public Accounting Firm” attesting to the fact that the financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America.  The Company’s independent accountants also review the Company’s entire periodic reports for consistency with the financial statements.

As noted above, a number of checks are in place to reasonably assure that the information that is required to be disclosed is reported accurately and in a timely fashion.  Each of these steps is taken in a manner that is appropriate to allow our principal executive officer and principal financial officer, and other members of management performing similar functions, to make timely decisions regarding disclosure.  On this basis, as well as its evaluation of disclosure controls and procedures pertaining to recording, processing and summarizing information and its evaluation of the accuracy of information reported in its periodic reports, management has determined that its disclosure controls and procedures, as defined by Rule 13a-15(e), are effective.  To further ensure that similar scrivener’s errors are not reflected in subsequent disclosures, however, we intend to have our future periodic reports additionally reviewed by outside counsel prior to filing with the Commission.

Item 15.  Exhibits, Financial Statement Schedules and Director Independence

4.	Please confirm that you have previously filed the exhibits required by Item 601(b)(3) of Regulation S-K. In future filings, please include these exhibits in your exhibit index.

Response:  We confirm that we have previously filed the exhibits required by Item 601(b)(3) of Regulation S-K, our Amended and Restated Agreement of Limited Partnership, as an exhibit to our Registration Statement on Form S-11 (File no. 33-68088).  In our future filings, we will include this agreement in our exhibit index.

******

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 439-3911or Daniel McAvoy of Nixon Peabody LLP at (212) 940-3112 with any further comments or questions you may have.

Mr. Daniel L. Gordon
April 6, 2011

Sincerely,

BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP

By:         Arch Street VIII Limited Partnership
its General Partner

By:           /s/Kenneth J. Cutillo

Kenneth J. Cutillo
President
Arch Street VIII, Inc.
Arch Street VIII Limited Partnership
(Chief Executive Officer)

cc:           Wilson K. Lee
Folake Ayoola, Esq.
Sonia Barros, Esq.
Richard Stein, Esq., Nixon Peabody LLP
Daniel McAvoy, Esq., Nixon Peabody LLP